FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For November 22, 2021

DESWELL INDUSTRIES, INC.
(Registrant’s name in English)

10B Edificio Associacao Industrial de Macau
32-36 Rua do Comandante Mata e Oliveira
Macau
Special Administrative Region, PRC
 (Address of principal executive offices)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

For and on behalf of
Deswell Industries, Inc.
by

Date: November 22, 2021

Deswell Announces First Half 2022 Results

-  Company Announces First Half Cash Dividend of 0.10 Per Share -

FOR IMMEDIATE RELEASE

MACAO (November 22, 2021) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its unaudited financial results for the first six months of fiscal 2022, ended September 30, 2021.

Net sales for the six months ended September 30, 2021 were $39.8 million, an increase of 43.7% compared to net sales of $27.7 million for the six months ended September 30, 2020. Net sales increased by 13.5% to $9.9 million in the plastic segment and increased by 57.6% to $29.8 million in the Company’s electronic segment.

Total gross margin decreased to 16.1% of net sales during the six months ended September 30, 2021, as compared to 20.2% of net sales in the same period last year.  Gross profit margin in the plastic segment decreased to 10.7% of net sales for the first half of fiscal 2022, compared to 20.4% of net sales for the corresponding period of last fiscal year.   The decrease in gross profit and margin in the plastic segment was mainly due to increases in raw materials cost, as well as in basic pay rate of labor costs. Gross profit margin in the electronic segment decreased to 17.9% of net sales for the first half of fiscal 2022, compared to 20.1% of net sales for the corresponding period of last fiscal year.  The decrease in gross margin in the electronic segment was mainly attributable to increases in raw materials cost, as well as in headcount and pay rate of labor cost for the first six months of fiscal 2022. Operating income in the first half of fiscal 2022 was $1.2 million, compared to operating income of $1.0 million for the same period of fiscal 2021.

The Company reported net income of $4.3 million for the six months ended September 30, 2021, compared to net income of $1.5 million for the six months ended September 30, 2020. This was primarily due to an increase in non-operating income, as a percentage of sales, for the six months ended September 30, 2021. Deswell reported basic and diluted income per share of $0.27 for the first half of fiscal 2022 (based on 15,923,000 and 16,041,000 weighted average shares outstanding), as compared to basic and diluted income per share of $0.10 (based on 15,915,000 and 15,959,000 weighted average shares outstanding) respectively, for the six months ended September 30, 2020.

The Company's financial position remained strong, with $17.4 million in cash and cash equivalents and working capital totaled $61.8 million as of September 30, 2021. Furthermore, the Company has no long-term or short-term borrowings as of September 30, 2021.

Mr. Edward So, Chief Executive Officer, commented, “We’re pleased to have delivered solid revenue growth in the first half of fiscal 2022, driven by sales growth in both our plastics and our electronics segments.  Demand for home audio and entertainment equipment remains strong and as more economies start to fully reopen, with the return of live performances and concerts, we’re also seeing an uptick in sales of professional audio equipment.

“While no business is immune to ongoing worldwide supply chain challenges, we have been effectively managing through the global component shortage thanks largely to our longstanding relationships and close collaborations with our suppliers as well as with our customers.  We recognize that this is a fluid situation and we will remain vigilant as we, and the rest of our industry navigate supply challenges.”

Mr. So concluded, “Our balance sheet is solid and continues to provide us with the financial flexibility to focus on our long-term performance.  With no debt and a strong cash position, we are well positioned to grow our existing customer relationships and to add new customers.  Additionally, we have invested $822 thousand in our manufacturing equipment, including SMT machines and injection molding machines, demonstrating our commitment to executing our long term growth strategy and to enhancing our position as a reliable manufacturing partner for both existing and new customers.  We’re encouraged by the opportunities we’re seeing in the marketplace and focused on operational execution with the goal of driving continued profitability and shareholder value as we move through fiscal year 2022.”

First Half Dividend

The Company also announces that its board of directors today declared a cash dividend of $0.10 per share for the first half of the fiscal year ended September 30, 2021.  The dividend will be payable on December 22, 2021 to shareholders of record as of December 6, 2021.

About Deswell

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic molds and accessory parts for original equipment manufacturers (“OEMs”) and contract manufacturers at its factories in the People’s Republic of China.  The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount (“SMT”) and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

To learn more about Deswell Industries, Inc., please visit the Company’s website at www.deswell.com.

Forward-Looking Statements
Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements.  Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company’s business, please refer to the “Risk Factors” section of Company’s Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release.  Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell’s expectations.

Investor Relations Contact:
John Nesbett/Jennifer Belodeau
IMS Investor Relations
203.972.9200

DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	September 30,	March 31,
	2021	2021
ASSETS	(Unaudited)	(Audited)

Current assets :
Cash and cash equivalents	$17,379	$20,223
Fixed deposits maturing over three months	3,070	2,700
Time deposits maturing over twelve months - current portion	1,543	-
Marketable securities (note 3)	24,316	22,373
Accounts receivable, net	17,502	14,708
Inventories (note 2)	20,992	16,193
Prepaid expenses and other current assets	3,420	2,489
Total current assets	88,222	78,686
Property, plant and equipment - net	27,246	27,323
Time deposits maturing over twelve months	308	1,851
Total assets	$115,776	$107,860

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable	$12,157	$9,522
Accrued payroll and employee benefits	7,630	7,107
Customer deposits	3,156	1,683
Other accrued liabilities	2,409	2,016
Income taxes payable	1,063	886
Total current liabilities	26,415	21,214
Deferred income tax liabilities	923	957
Total liabilities	27,338	22,171

Shareholders' equity
Common shares nil par value; authorized 30,000,000 shares; 17,061,810, and 17,081,810
shares issued as of March 31, 2021 and September 30, 2021; 15,915,239 and	53,202	53,143
15,935,239 shares outstanding as of March 31, 2021 and September 30, 2021
Treasury stock at cost; 1,146,571 and 1,146,571 shares as of	(2,821)	(2,821)
March 31, 2021 and September 30, 2021
Additional paid-in capital	7,973	7,989
Accumulated other comprehensive income	5,316	5,316
Retained earnings	24,768	22,062
Total shareholders' equity	88,438	85,689
Total liabilities and shareholders' equity	$115,776	$107,860

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF OPERATIONS & COMPREHENSIVE INCOME
(UNAUDITED)
(U.S. dollars in thousands, except per share data)

	Six months ended
	September 30,
	2021	2020

Net sales	$39,782	$27,690
Cost of sales	33,362	22,095
Gross profit	6,420	5,595
Selling, general and administrative expenses	5,348	4,720
Other income, net	111	84
Operating income	1,183	959
Non-operating income, net	3,288	804
Income before income taxes	4,471	1,763
Income taxes	173	231
Net income attributable to Deswell Industries, Inc.	$4,298	$1,532

Other comprehensive income	$-	$-
Comprehensive income attributable to Deswell Industries, Inc.	$4,298	$1,532

Net income per share attributable to
Deswell Industries, Inc. (note 4)
Basic:
Net income per share	$0.27	$0.10
Weighted average common shares outstanding
shares (in thousands)	15,923	15,915

Diluted:
Net income per share	$0.27	$0.10
Weighted average number of shares
outstanding (in thousands)	16,041	15,959

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(UNAUDITED)
(U.S. dollars in thousands)

( U.S. dollars in thousands )	Six months ended	Six months ended
	September 30,	September 30,
	2021	2020
Cash flows from operating activities :
Net income	$4,298	$1,532
Adjustments to reconcile net income to net cash
provided by operating activities :
Depreciation and amortization	883	895
(Reversal of) provision for doubtful accounts	(163)	432
(Reversal of) additional charges for obsolescence allowance of inventories, net	(293)	132
Loss on disposal of property, plant and equipment	-	10
Unrealized holding (gain) loss on marketable securities	(845)	527
Realized gain on disposal of marketable securities	(653)	(54)
Scrip dividend received	-	(448)
Exchange loss from marketable securities	117	-
Deferred tax (credit) charge	(34)	81
Changes in operating assets and liabilities:
Accounts receivable	(2,631)	(2,148)
Inventories	(4,506)	(1,718)
Prepaid expenses and other current assets	(931)	144
Accounts payable	2,635	3,603
Accrued payroll and employee benefits	523	338
Customer deposits	1,473	133
Other accrued liabilities	393	106
Income taxes payable	177	95
Net cash provided by operating activities	443	3,660

Cash flows from investing activities
Purchase of property, plant and equipment	(822)	(85)
Proceeds from disposal of property, plant and equipment,	16	-
Purchase of marketable securities	(7,301)	(3,026)
Proceeds from disposal of marketable securities	6,739	541
Increase in fixed deposits maturing over three months	(370)	(2,706)
Increase in fixed deposits maturing over twelve months	-	(27)
Net cash used in investing activities	(1,738)	(5,303)

Cash flows from financing activities
Dividends paid	(1,592)	(1,432)
Exercise of stock options	43	-
Net cash used in financing activities	(1,549)	(1,432)
Cash effect of exchange rate changes
Net decrease in cash and cash equivalents	(2,844)	(3,075)
Cash and cash equivalents, at beginning of period	20,223	22,514
Cash and cash equivalents, at end of period	17,379	19,439

Supplementary disclosures of cashflow information :
Cash paid during the period for :
Interest	-	-
Income taxes	89	78

DESWELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)

 1.      Management’s Statement

In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the Company) at September 30, 2021 and March 31, 2021, the results of operations for the six months ended September 30, 2021 and September 30, 2020, and the cash flows for the six months ended September 30, 2021 and September 30, 2020.  The notes to the Consolidated Financial Statements contained in the Form 20-F Annual Report filed on July 23, 2021 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.       Marketable securities and other securities investments

Marketable securities and other securities investments include debt and equity securities of which the aggregate fair value, unrealized gain and cost are as follows:

	March 31, 2021
	Cost	Gross Unrealized (loss)	Fair value
Marketable securities
Equity securities	$22,842	$(469)	$22,373

	September 30, 2021
	Cost	Gross Unrealized gain	Fair value
Marketable securities
Equity securities	$23,940	$376	$24,316

Marketable Securities
The Company acquired equity securities listed on the Hong Kong Stock Exchange. These securities are recorded at fair value based on quoted market prices.
Unrealized gain from these marketable securities for the six months ended September 30, 2021 is included in the non-operating income of the consolidated statement of income.
During the first half of fiscal 2022, there was a realized gain of $653 from the sale of marketable securities.

3.       Inventories

	September 30,	March 31,
	2021	2021
Inventories by major categories :
Raw materials	$14,249	$11,554
Work in progress	4,535	2,646
Finished goods	2,208	1,993
	$20,992	$16,193

4.       Earnings Per Share

The basic net income per share and diluted net income per share are computed in accordance with ASC No. 260, "Earnings Per Share" (formerly the SFAS No.128 “Earnings Per Share”).

The basic net income per share is computed by dividing income available to common holders by the weighted average number of common shares outstanding during the period.  Diluted net income per share gives effect to all potentially dilutive common shares outstanding during the period.

The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the potentially dilutive common shares had been issued.  In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from the exercise of options.

The net income for the six months ended September 30, 2021 and 2020 were both from the Company’s continuing operations.

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Results of Operations

General

The Company’s revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, and (ii) electronic products and subassemblies of audio equipment.  The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and less expensive labor rates as compared with Hong Kong.

Six Months Ended September 30, 2021 Compared to Six Months Ended September 30, 2020

Net Sales - The Company's net sales for the six months ended September 30, 2021 were $39,782,000, increase of $12,092,000 or 43.7%, as compared to $27,690,000 in the corresponding period in fiscal 2021. The increase was mainly related to increases in sales revenues of $1,183,000 and $10,909,000 in the plastic segment and electronic segment respectively, as compared with the respective net sales from these segments in the corresponding period of the prior fiscal year.

The increase in net sales in the plastic segment was related to an increase in orders from existing customers of $493,000 for printing and office equipment, and of $548,000 for plastic component parts for various appliances, such as floor cleaning robots.

The revenue increase in the electronic segment was mainly due to increases in orders of $6,951,000 from existing customers for home entertainment products, and of $3,234,000 for audio work stations equipment from other existing customers.

Gross Profit - Gross profit for the first half of fiscal 2022 was $6,420,000, representing a gross margin of 16.1%. This compared with the overall gross profit and gross margin of $5,595,000 or 20.2% for the first half of fiscal 2021.

Gross profit in the plastic segment decreased by $721,000 to $1,067,000 or 10.7% of net sales for the six months ended September 30, 2021, as compared to $1,788,000 or 20.4% of net sales, for the same period in the prior fiscal year.  The decrease in gross profit and margin in the plastic segment was mainly due to increases in raw materials cost, as well as basic pay rate of labor costs, as a percentage of net sales.

Gross profit in the electronic segment increased by $1,546,000 to $5,353,000 or 17.9% of net sales for the six months ended September 30, 2021, as compared to $3,807,000 or 20.1% of net sales, for the same period of last fiscal year.  However, the gross margin decreased mainly due to increase in raw materials and labor costs as a result of increased headcount and basic pay rate of labor cost, as compared with the same period of last fiscal year.

Selling, general and administrative expenses - SG&A expenses for the six months ended September 30, 2021 were $5,348,000 or 13.4% of total net sales, as compared to $4,720,000 or 17.0% of total net sales for the six months ended September 30, 2020.

Corporate expenses decreased by $19,000 to $578,000 for the six months ended September 30, 2021 as compared to $597,000 for the same period ended September 30, 2020. The slight decrease was primarily related to the decrease in legal and professional fees.

SG&A expense in the plastic segment decreased to $1,993,000 or 20.1% of net sales for the first half of fiscal 2022, compared to $1,903,000 or 21.8% of net sales for the corresponding period in fiscal 2021. The increase in SG&A expense for the first six months of fiscal 2022 was mainly due to increase of $90,000 in staff costs and welfare, as compared with the same period in the prior fiscal year.

SG&A expenses in the electronic segment increased by $557,000 to $2,777,000 or 9.3% of net sales for the six months ended September 30, 2021, compared to $2,220,000 or 11.7% of net sales for the corresponding period in fiscal 2021. The increase in the SG&A expense total was primarily related to an increase of $513,000 in staff costs and welfare, when compared to the corresponding period in the prior fiscal year.

The staff costs and welfare in SG&A expenses of the plastic and electronic segment increased because the contribution to social insurance had been waived in the same period in prior fiscal year.

Other income - Other income was $111,000 for the six months ended September 30, 2021, as compared to other income of $84,000 in the corresponding six months of the prior fiscal year.

On a segment basis, other income attributable to the plastic segment for the six months ended September 30, 2021 was $68,000, as compared to other income of $143,000 for the same period in the prior fiscal year. The decrease in other income was mainly due to an exchange loss of $151,000 and a reversal of $163,000 for provision of doubtful debts during the first half of fiscal 2022, as compared to an exchange gain of $555,000 and a provision of $432,000 for doubtful debts during the same period of fiscal 2021.

Other income attributable to the electronic segment for the six months ended September 30, 2021 was $43,000, as compared to other expense of $59,000 for the corresponding period in the prior fiscal year. This increase in other income was mainly due to a gain of $83,000 from sales of materials, offsetting an exchange loss of $63,000 during the six months ended September 30, 2021, as compared to an exchange loss of $109,000 for the same period of last fiscal year.

Operating income - Operating income was $1,183,000 for the six months ended September 30, 2021, as compared to operating income of $959,000 in the corresponding six months in the prior fiscal year.

Corporate expenses of $578,000 and $597,000 were incurred during the fiscal year of 2022 and 2021, respectively.

On a segment basis, the operating loss of the plastic segment was $858,000 in the six months ended September 30, 2021, as compared to operating income of $28,000 in the corresponding period in fiscal 2021.   The decrease in operating income in the plastic segment was mainly due to the decrease in the gross profit and margin as a percentage of net sales resulting from the relatively higher raw materials cost as well as increase in basic pay of labor cost as described above.

The electronic segment reported operating income of $2,619,000 in the six months ended September 30, 2021, compared to operating income of $1,528,000 in the corresponding period in fiscal 2021.  The increase in operating income was mainly due to the increase in sales volume as described above.

Non-operating income – Non-operating income for the six months ended September 30, 2021 was $3,288,000, as compared to non-operating income of $804,000 in the year-ago six months.  The significant increase was primarily due to increases of $1,372,000 in unrealized holding gain on the fair value of marketable securities, of $599,000 in realized gain from the sale of marketable securities and of $368,000 in rental income, as well as of $200,000 in dividend income from securities investments during the six months ended September 30, 2021, as compared to the same six months of the prior fiscal year.

Income Taxes – Income tax for the six months ended September 30, 2021 represented an income tax expense of $207,000 and a deferred tax benefit of $34,000, as compared to an income tax expense of $162,000 and a deferred tax provision of $69,000 in the corresponding six months of the prior fiscal year.

On a segment basis, there was income tax expense of $28,000 and a deferred tax benefit of $34,000 in the plastic segment for the six months ended September 30, 2021, as compared to income tax expense of $22,000 and a deferred tax provision of $69,000 during the year-ago six months.  Income tax in the electronic segment was $179,000 for the six months ended September 30, 2021, as compared to income tax expense of $140,000 for the corresponding six months of fiscal 2021.

Net income – The Company had net income of $4,298,000 for the six months ended September 30, 2021, as compared to net income of $1,532,000 for the six months ended September 30, 2020.   The increased net income for the first six months of fiscal 2022 was mainly attributed to the increase in sales volume in the electronic segment, relatively lower SG&A expenses as a percentage of net sales, and an increase in non-operating income as described above.

Net income for the plastic segment for the six months ended September 30, 2021 totaled $2,459,000, as compared to net income of $1,022,000 for the corresponding six months in fiscal 2021. Increase in net income in the first six months of fiscal 2022 for the plastic segment was mainly the result of increase in non-operating income as described above.

Net income for the electronic segment for the six months ended September 30, 2021 was $2,417,000, compared to net income of $1,107,000 for the corresponding six months of fiscal 2021. The increase in net income in the first six months of fiscal 2022 for the electronic segment was mainly attributable to the increase in sales volume and thus operating income as described above.

Liquidity and Capital Resources

The Company relies primarily upon internally generated funds to finance its operations and investments.

As of September 30, 2021, the Company had working capital of $61,807,000 as compared to $57,472,000 at March 31, 2021.   The Company has generated sufficient funds from its operating activities to finance its operations and believes there is little need for external financing.  The Company had no short-term borrowings or long-term borrowings as of September 30, 2021.

As of September 30, 2021, the Company had cash and cash equivalents of $17,379,000, as compared to $19,439,000 at September 30, 2020.  During the six months ended September 30, 2021, net cash provided by operating activities was $443,000. Net cash used in investing activities was $1,738,000, mainly due to cash used in purchases of $7,301,000 of marketable securities and $822,000 of fixed assets, as well as an increase of $370,000 in fixed deposits maturing over three months, offsetting cash provided by proceeds of $6,739,000 from the sale of marketable securities during the first half of fiscal 2022.  Net cash used in financing activities was comprised mainly of $1,592,000 in payment for dividends during the six months ended September 30, 2021.

As of September 30, 2021, the Company had no general banking facilities.